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CLIENT/MATTER NUMBER
117227-0101

March 19, 2018

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	HomeStreet, Inc.

Soliciting Material filed pursuant to Rule 14a-12 by Ronald K. Tanemura, Paul J. Miller, Jr., Charles W. Griege, Jr., Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., BLOF II, LP, Blue Lion Capital Master Fund, L.P., and Blue Lion Opportunity Master Fund, L.P.

Filed February 26, 2018 File No. 001-35424

Dear Mr. Duchovny:

On behalf of our client, Roaring Blue Lion Capital Management, L.P., we are writing in response to the March 5, 2018 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the matter referenced above.  The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are our client’s responses (in regular type) on behalf of all of the participants identified above (the “Participants”).

1.            Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Accordingly, please provide a basis for Mr. Griege’s statement that “Unfortunately, numerous strategic missteps, inadequate corporate stewardship, and poor financial performance have eroded shareholder confidence, destroyed shareholder value and hurt the Bank’s ability to serve its customers,” with particular attention to the following phrases: “eroded shareholder confidence” and “hurt the Bank’s ability to serve its customers.”

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
March 19, 2018

Response:                          Blue Lion Capital believes that the strategic missteps include, among others, the board of directors’ decision to aggressively expand and grow the mortgage division, and the aggressive expansion of the bank’s footprint outside of its core markets of Washington and Oregon, as discussed in Blue Lion Capital’s letter to HomeStreet, Inc., dated November 20, 2017, as filed with the Schedule 13D on November 20, 2017.  The fact that these actions have eroded shareholder confidence is supported by the following: (1) as one of the largest shareholders, Blue Lion Capital has publicly expressed its dissatisfaction with HomeStreet; (2) the stock price fell significantly after HomeStreet did an equity offering that closed on 12/12/16 (settled on 12/13/16), with 19 days left in the quarter, and then on 1/12/17 HomeStreet guided down fourth quarter earnings estimates by 84%; and (3) a survey of investors done 12/19-12/31/17 by Stephens Bank Research points to investor sentiment that HomeStreet was the third highest likely community bank stock (assets $5 billion - $10 billion) to underperform peers in 2018.  The fact that these actions hurt the Bank’s ability to serve its customers is supported by the following: (1) increased employee turnover since the SEC investigation, as public information shows that three of the treasury employees referenced in the Commission’s Administrative Proceeding, File No. 3-17801, In the Matter of HomeStreet, Inc. and Darrell Van Amen, resigned after the investigation, and public information shows that HomeStreet was without a Chief Financial Officer for an extended period of time, and that the individual who eventually assumed that role did not fill it long before resigning; and (2) public information shows that the restructuring of the mortgage segment has resulted in the laying off workers, as stated in HomeStreet’s Annual Report on Form 10-K for the 2017 fiscal year: “The restructuring of our Mortgage Banking Segment during 2017 included a reduction in full time equivalent staffing of 106 employees; closure of three production offices, consolidation of six offices into three offices, and space reductions in three additional offices; and streamlining of the single family leadership team.”

In future filings, the Participants will ensure that support for opinions or beliefs is self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.

2.            You refer to and link to “a presentation to the HomeStreet Board (available here: https://tinyurl.com/y8mpemcw) on December 21, 2017.”  We note that such presentation was previously filed as an exhibit to a Schedule 13D/A filing on December 27, 2017.  Please re-file such presentation as soliciting material under Rule 14a-12.

Response:                          The presentation will be re-filed as soliciting material under Rule 14a-12.

U.S. Securities and Exchange Commission
March 19, 2018

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:            David Plattner, Special Counsel
   U.S. Securities and Exchange Commission